Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from a transcript of the T-Mobile, US Inc. event at the Citi 2019 Global TMT West Conference

January 9, 2019

CORPORATE PARTICIPANTS

G. Michael Sievert T-Mobile US, Inc.—President & COO

J. Braxton Carter T-Mobile US, Inc.—Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Michael Rollins Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

PRESENTATION

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Talk to us about the strategic and operating priorities for 2019?

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J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

If you look at the 3 legs of the stool, the first priority is to continue the path of significant value creation. We have a growth company with amazing future growth opportunity. And upon completion of the merger, we’ll put that on steroids. And really balancing growth and profitability, translating into very significant cash flows, which is the key driver to value, that would be the first leg. I think the second leg is getting this deal over the finish line. I think that the way, the progression of this merger has developed, I just give amazing kudos to our government and to our team. And Mike has been very instrumental in driving this with John. But a highly respectful, humble and putting the facts on the table that this is the right thing for America. Increasing competition, tremendous benefit to the consumer, factually proven, given the analysis, that’s part of the record. The creation of a truly differentiated 5G experience here in America. The ability to disrupt other segments. It will be a wonderful thing. And we’re again very respectful, but confident that we will bring this to a conclusion in a positive manner. And I think the third leg of the stool is, of course, the Un-carrier. Significant continued investment in our network laying the foundation for 5G and upon that apply very aggressive and innovative marketing. That — we’ve changed the industry over the last 6 years forever. And that heritage and that thought process is just part of our DNA and continuing that tradition. So those, to me, are the 3 legs to the stool going into 2019.

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G. Michael Sievert - T-Mobile US, Inc.—President & COO

I’m really proud of the team for being able to consistently deliver while also being deeply engaged and being architects of this merger. And it’s exciting to be in 2019 and be able to say, we’re looking forward to closing this merger next quarter instead of talking about it as a conceptual thing down the road. And that’s a great place for us to be. And that process is going really well, as Braxton said. We have been very delighted with the level of engagement from every part of the government that we have engaged with. We’re working really hard on it, as Braxton said, very humbly, trying to keep it out of the public. But we’re — we believe that when the story is the right story, as this one is, that the story is what ultimately will get it done. That the government will look at this and understand that when you put these companies together, you create more competition, not less. We are going to finally, with this new company, break down the trade-offs that customers and businesses have been forced to make for years. Customers and businesses have been forced to choose, do you want the best network or do you want a fair deal? Which one do you want? We are going to end that false trade-off with this new company. It makes a major threat to AT&T and Verizon in an unprecedented way. It’s why they don’t like this deal. And it results in a better market for consumers and more competition. And we think the government in the end is going to appreciate that and allow us to close next quarter.

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

And then when you think of 2019 and the momentum that you’re looking to accomplish, we’ll talk stand-alone for a minute and talk merger in a moment. But on a stand-alone basis, what are the things you’re going to do in 2019 to try to keep it going?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

It’s the 3-legged stool that Braxton laid out in the first remarks. We’re going to execute this strategy. And as I said, there’s a runway left in the strategy. Now in the long haul, stand-alone T-Mobile needs spectrum and it needs scale. It needs things that Newco brings that are very, very important. But in 2019, the strategy is to put our heads down and execute if we wind up as a stand-alone. There’s significant value creation and cash generation potential, which we’ve already talked with all of you about. What we would do with that cash and stand-alone? And we’ll execute that plan. I don’t think we’re going to. I think this deal is going to get done. It’s going really well. But we’ll know over the next quarter or so, which future we pursue. And it’s a great place to be because, look, stand-alone as a strong company, with great potential to unlock cash generation from this business and continue to grow particularly in the short and medium term. We have got some things we need in the long term. But the potential for this new company, the value creation potential is enormous. And we can now see it in our sights and that’s exciting.

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Let’s move to the merger. So talk to us about the — you mentioned some of the — your expectations. You said, I think — you hope to close in 2Q, I think you said.

G. Michael Sievert - T-Mobile US, Inc.—President & COO

Yes.

Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Talk to us about the process and the sort of status of the proceedings?

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

Go ahead.

G. Michael Sievert - T-Mobile US, Inc.—President & COO

Yes. Honestly, I can’t give you too much on that other than what I’ve already said, which is, we believe it’s going well. We found the government that’s willing to listen and is willing to look at the facts and not make this a political process. And that’s — that should make us all feel good about our government because the facts on this story, when you tell it quantitatively and you really look at what would be in this company’s economic self-interest, it would be to be a growing competitor and to bring more competition, better service, lower prices and to drive value from all that for our shareholders from the massive unlock of the synergies of bringing these businesses together. We’re going to create a network here that Americans have never seen and won’t see for years to come, but for this merger. And that has massive benefits for our society as well. So we’re really, really excited about it. We have found a receptive audience, but we’re participating — we’re working really hard. We have generated 25 million pages of documents for our government. They are looking at this very closely. You saw them — when we put one of our big pieces of analysis out, you saw them stop the clock, so they could absorb that information. I think that was a positive sign. One important milestone, in December, we did receive our national security approvals and that was exciting. There were some questions, given ownership from DT and SoftBank whether that would be a significant hurdle. We are glad we got that done. And we got it done on time, another step in the process that was a very encouraging. But — look, I can’t give you a lot of detail other than to say, we’re — we remain confident like we were on April 29, 2018, when we announced this. The difference between now and then is most of the work is behind us. And I can’t tell you if we’re more confident or less confident. I can just tell you that we have done most of the work now and we remain confident in the first half of 2019 close.

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

The only thing I’ll add to that is not only has there been tremendous interaction at the federal level, there has been very significant interaction and work at the state level, which is an important

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part of the equation here. And again, highly respectful of the process, dealing with opposition and the points they have. And there’s a lot of stuff that we think we’ve put fears to rest about who we are and where we’re going and the factual record supports that, so stay tuned.

Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

One other question, since you brought up the states. Investors are asking what’s the significance of some of the press and discussions from the state AGs? And how to put that in perspective relative to the federal approval process? Can you just provide some context for investors of how they should think about that?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

Not really. I mean, the states have the same need to look at the overall public interest as the federal government does. And they are doing that. And some are more engaged than others. They need to look at the total picture. Does this enhance competition? Is it good for the consumers in my state? How does it — what’s its benefit on the economy on the connectivity, on the digital divide, on the home-work gap, unemployment in our state? They need to look at the overall benefits to the state and as Braxton said the record is a strong one. I can’t give you really a lot more than that other than, as he said, we’re very engaged in the topic. We’re not taking it for granted, but we’re finding audiences that are willing to look at the data and the facts. And that’s encouraging.

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

If you can talk about some of the adjacencies that you’re looking into the future on. So one thing that you talked about and it’s part of the merger — the proposed merger is 5G into the home, broadband to the home. And the second thing that you bought a year ago — a little over a year ago now is Layer3. And so talk about your view of getting broadband into the home with your network over time. And how you look at the video market and potentially try to disrupt that?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

It’s interesting you asked that together because the 2 really do go hand in hand. We see a big opportunity in broadband and that is one of the reasons why we are also interested in video. The new company plans to market home broadband in 52% of the U.S. zip codes. We have significant opportunity. This combination creates so much capacity that not only is the company a better mobile player and able to help mobile users consume 10x more data per month than they do today on their mobile phones, but even in that future, we’re able to forecast that there’s plenty of places because the nature of mobility where demand will never take up all the supply in purely mobile. And in those places, we plan to market home broadband. And so essentially, our home broadband strategy is to sell excess capacity, fully funded by the mobile strategy. It’s almost the exact opposite of AT&T and Verizon — what Verizon is doing. We’re building this — we’re building

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5G for mobile and we’re building it nationwide for mobile because mobile is the future. But that strategy creates enormous opportunity for an incremental home broadband business that’s not burdened with capital like theirs is and that’s going to be highly disruptive from a price standpoint. So we see millions of homes in our business plan. And we see a very disruptive offer and it’s very synergistic with the video offer because when you’re the broadband provider, it’s important to also be a video provider. And our heads are down creating a high-quality video offer. We are taking our time because most of the video opportunity is in concert with broadband. In broadband, we have more work to do. So that’s really exciting. We’re going to start with video before. We do see an opportunity in home video. When you have somebody else as your internet provider, it’s not as big as the opportunity when we are the internet provider. So that’s interesting. And then the other opportunity we see is in mobile video and that’s where the growth is. I can just tell you that we don’t plan to create an nth copycat, skinny bundle that customers have some great ones to choose from. We see a partnership strategy there. But we do think there’s an opportunity in this space to be a place that customers can turn to, to access all the content and to access in a way that has incredible search discovery payment and a real connectivity between your mobile life and your home life in a way that we haven’t seen before. So great exciting stuff ahead. But from a business standpoint, looking at it with home broadband and video being able to come together in a very disruptive offer across millions and millions of homes is an exciting multibillion dollar business opportunity that Newco is prepared to seize. Last thing I’ll say on this is we see an opportunity in mobile substitution. And again, our strategy is mobile. 5G is about mobile. And we — what we’re seeing is even in the 4G LTE era, a lot of consumers are starting to use their mobile phone as their only internet connection. I think this is a massive threat that’s underdiscussed for the cable providers. It turns out that cable itself has become a discretionary category. And in this economy, which is buoyant, a lot of consumers are quietly beginning to use mobile as their only connection. Right now, it’s people who have tougher economic circumstances and are forced to make choices, they choose mobile. What happens in the economic downturn? What happens if the economy changes? We think mobile substitution for home broadband is a significant dynamic that will only grow. So we think we have a business that — versus AT&T and Verizon who overcharge consumers — is not only insulated from changes that may happen in the economy, but maybe very well positioned to serve consumers if their circumstances get tougher and they value the kind of value proposition that we’re uniquely positioned to provide more than they do today.

Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

So that raises a few questions to follow on. First, do you see an opening or opportunity for regulators to define the communications market more broadly as broadband as opposed to what historically has been done, which is wireless?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

Well, our merger thesis doesn’t rely on that. But the fact of the matter is that convergence is happening. And that substitution dynamic is proof of it. We — it’s hard to parse this, but we think somewhere between — I’ll call it in the teens, somewhere between 12% and 20% of our

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customers today only use mobile and have no other connection to the internet. That’s a massive threat to the entrenched wireline establishment. They are seeing their video — traditional video business crumble, so you’re seeing an inflationary market in broadband because they’re just reallocating the bundle to the broadband side of things. Why? Because they can, because half of Americans have no choice, literally. And so they’re reallocating the bundle to broadband. Therefore, we see broadband inflation at the very moment when broadband is becoming a discretionary item. It’s dangerous for them. And so far it’s working, but I think it’s a tough spot to be in, especially if the economy changes.

Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

And what are you seeing from customer usage? You talked about some being just mobile only, others presuming to take advantage of unlimited. What do you see in terms of the data growth on a, call it, on a smartphone basis or on a customer basis right now?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

It has been growing something like 30%. And that’s one of the reasons why Newco is so well positioned because Newco can keep serving. The new T-Mobile can keep serving that demand. You take these incredible spectrum assets from Sprint. You combine them with what we have in the low band area. You get a multiplicative effect, not an additive effect. The math of it is 1 plus 1 of putting these companies together equals about 8 in terms of the capacity created once you put 5G on top. That’s going to allow us to keep providing that data dividend going into the future and in a network that saturates the country in a much more significant way than anybody does today. And that’s what I was talking about before, about this trade-off that customers have been forced to make is going to fall away. We will have — we have the assets in this new company to have a superior network versus what AT&T and Verizon can provide unless they go shopping. And that’s really, really exciting for American consumers.

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Michael Rollins - Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Do you think that — so you anticipate a 2Q close. The government is shutdown at the moment. When do you think the market will start getting initial feedback of what might be out there?

G. Michael Sievert - T-Mobile US, Inc.—President & COO

I don’t know. We have seen a process so far that has not been carried out in the public. And I think that’s what appropriate. And so far on the government side that seems to have been — that seems to have had integrity so far as well, which we really appreciate. And I’d love to be able to give everybody a blow-by-blow. But — if it goes the way I would hope and expect, people will know when we see our approvals.

J. Braxton Carter - T-Mobile US, Inc.—Executive VP & CFO

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I think the one thing I would say is that the government is not totally shutdown. I mean, one of the things I was initially worried about is the tax refund season, which is particularly sensitive to prepaid. And to the extent that it’s delayed, it condenses and you lose some of the opportunity. And you’ve already had reassurance that tax refunds will be processed as normal this year. And there’s other parts of the government that are still working on very critical matters. So hopefully, this situation doesn’t go on too long.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.